CONRAD C. LYSIAK
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
FAX (509) 747-1770

January 26, 2006

Ms. Elaine Wolff
Legal Branch Chief
Securities and Exchange Commission
100 F Street, NW
Washington, D.C. 20549

RE: Cascade Coaching Corp.
Form SB-2 Registration Statement
File No. 333-128962

Dear Ms. Wolff:

In response to your letter of comments date November 15, 2005, please be advised as follows:

General

1. The financial statements have been updated through December 31, 2005.

2. Cascade is not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended (the "Act") defines the term "blank check company" to mean, any development stage company that is issuing a penny stock that, "(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies." Cascade has a specific plan and purpose. Its business purpose and specific plan is to engage in the business of providing consulting services to corporate executives. In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, "... start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering." If start-up companies were subject to Rule 419, all start-up businesses, would be considered blank check companies. Upon completion of its public offering, Cascade can immediately begin its plan of operation as set forth in the registration statement.

3. See response to comment no. 2.

4. The Rule 415 box has been added.

Securities and Exchange Commission
RE: Cascade Coaching Corp.
Form SB-2 Registration Statement
File No. 333-128962
January 26, 2006

5. Supplementally, there are none.

6. The page numbers have been revised.

7. The disclosures have been revised or deleted.

8. The financial statements have been revised. Par value is $0.00001 per share.

9. The financial statements have been revised.

Facing Page

10. The disclosure has been revised to reflect 457(a).

Prospectus Cover Page

11. The disclosure has been revised.

12. The disclosure has been revised.

13. The disclosure has been revised.

Prospectus Summary

14. The disclosure has been revised.

15. The risk factor has been added.

16. The disclosure has been revised.

17. The disclosure has been revised.

Use of Proceeds

18. The domain name in question was printed in error. The actual domain name for the Company is www.cascadecoachingcorp.com and the Company has maintained it in good standing.

Plan of Distribution

19. The disclosure has been revised.

Securities and Exchange Commission
RE: Cascade Coaching Corp.
Form SB-2 Registration Statement
File No. 333-128962
January 26, 2006

Business

Our Strategy

20. The disclosure has been revised.

Competition

21. The disclosure has been revised.

Management's Discussion and Analysis or Plan of Operation

22. The disclosure has been revised.

23. The disclosure has been revised.

Plan of Operation

24. The disclosure has been revised.

25. The disclosure has been revised.

Results of Operations

26. The disclosure has been revised and reconciled.

27. The disclosure has been revised and the information provided.

Conflicts of Interest

28. The disclosure has been revised.

Future Sales by Existing Stockholders

29. The disclosure has been revised.

Description of Securities

30. The common stock has been identified as a "penny stock."

Certain Transactions

31. The disclosure has been revised.

Securities and Exchange Commission
RE: Cascade Coaching Corp.
Form SB-2 Registration Statement
File No. 333-128962
January 26, 2006

Part II

Signatures

32. The disclosure has been revised.

Exhibit 5.1

33. The opinion has been revised.

34. The opinion has been revised.

35. The opinion has been revised.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

CCL:jtb

cc: Cascade Coaching Corp.